Exhibit 12
CENTURYLINK, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Nine Months Ended September 30,	Years Ended December 31,
	2015	2014	2013	2012	2011	2010
	(Dollars in millions)
Income before income taxes and cumulative effect of change in accounting principle	$886	1,110	224	1,250	948	1,531
Less: income from equity investee	(21)	(22)	(24)	(15)	(13)	(16)
Add: estimated fixed charges	1,138	1,502	1,486	1,504	1,223	616
Add: estimated amortization of capitalized interest	14	17	16	15	12	2
Add: distributed income of equity investee	12	22	14	12	14	16
Less: interest capitalized	(41)	(47)	(41)	(43)	(25)	(13)
Total earnings available for fixed charges	$1,988	2,582	1,675	2,723	2,159	2,136
Estimate of interest factor on rentals	$113	144	147	142	126	58
Interest expense, including amortization of premiums, discounts and debt issuance costs	984	1,311	1,298	1,319	1,072	545
Interest capitalized	41	47	41	43	25	13
Total fixed charges	$1,138	1,502	1,486	1,504	1,223	616
Ratio of earnings to fixed charges	1.75	1.72	1.13	1.81	1.77	3.47